March 29, 2021
VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symetra Life Insurance Company (the “Company”) Symetra Trek® Registration Statement on Form S-1 File No. 333-________

Commissioners:

The Company is filing under the Securities Act of 1933, as amended (the “Securities Act”), a new registration statement on Form S-1 (the “New Registration Statement”) for certain individual single premium deferred index-linked annuity contracts titled Symetra Trek® (the “Contract”).

Pursuant to Rule 415(a)(6) under the Securities Act, the New Registration Statement will carry forward unsold securities for the Contract, which are currently registered pursuant to a registration statement on Form S-1 (File No. 333-225314) (the “Effective Registration Statement”). But for the three-year limitation under Rule 415(a)(5) on the offer and sale of securities that are offered and sold on a continuous basis, the Company would continue to offer and sell the Contract under the Effective Registration Statement.

The Company represents that if the New Registration Statement were eligible to be filed pursuant to Rule 485 under the Securities Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes compared to the Effective Registration Statement, as amended, other than those that would be permitted by Rule 485(b).

Please note the financial statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations are presented on a statutory accounting basis due to relief the Company was granted by the Commission under Rule 3-13 of Regulation S-X. See Response of Chief Accountant’s Office, Division of Investment Management, re Symetra Life Insurance Company and First Symetra National Life Insurance Company of New York (Aug. 8, 2019).

Please direct any questions or comments regarding the New Registration Statement to me at 515-471-8159.

Sincerely,

        /s/ Darlene K. Chandler

        Darlene K. Chandler
        Senior Vice President and Associate General Counsel
        Symetra Life Insurance Company